As filed with the Securities and Exchange Commission on September 6, 2023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Gabelli Utility Trust

(Name of Subject Company (Issuer))

The Gabelli Utility Trust

(Name of Filing Person (Issuer))

Series B Auction Market Preferred Shares, Par Value $0.001

(Title of Class of Securities)

36240A309

(CUSIP Number of Class of Securities)

John C. Ball

The Gabelli Utility Trust

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Peter Goldstein, Esq. The Gabelli Utility Trust One Corporate Center Rye, New York 10580-1422 (914) 921-5100	P. Jay Spinola, Esq. Bissie K. Bonner, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

i

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (as amended from time to time, this “Schedule TO”) is filed by The Gabelli Utility Trust, a Delaware statutory trust (“GUT” or the “Issuer”). This Schedule TO relates to the Issuer’s offer to exchange up to 100% of the Issuer’s Series B Auction Market Preferred Shares, par value $0.001 and liquidation preference $25,000 per share (“Series B Preferred Shares”), for newly-issued promissory notes issued by the Fund, with a total principal amount of up to $20,522,700 (the “Notes” and each, a “Note”), upon the terms and subject to the conditions set forth in the Offer to Exchange dated September 6, 2023 and the related Letter of Transmittal (such transaction, the “Exchange Offer”).

The Offer to Exchange and the Letter of Transmittal (together, as amended and supplemented from time to time, the “Disclosure Documents”) are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Disclosure Documents, including all schedules, is hereby expressly incorporated by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address

The name of the subject company is The Gabelli Utility Trust. The address of the Issuer’s principal executive offices is One Corporate Center, Rye, New York 10580-1422. Its telephone number is (914) 921-5100.

(b)	Securities

The information set forth in the Offer to Exchange on the cover page thereto and in the section entitled “Description of the Securities” is incorporated herein by reference.

As of August 31, 2023, the Issuer had issued and outstanding 900 Series B Preferred Shares. The Issuer’s Agreement and Declaration of Trust, as amended from time to time, provides that the Issuer’s Board of Trustees (“Board”) may authorize the Fund to borrow money, and to enter into an agreement such as each Note. The Board has previously approved the Notes and the terms of this Exchange Offer.

(c)	Trading and Market Price

The Series B Preferred Shares are not listed on any securities exchange.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address

The filing person is the Issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Issuer:

Name	Position
Mario J. Gabelli	Trustee, Chairman and Chief Investment Officer
John Birch	Trustee
Elizabeth C. Bogan	Trustee
James P. Conn	Trustee
Vincent D. Enright	Trustee
Frank J. Fahrenkopf, Jr.	Trustee
Michael J. Ferrantino	Trustee
Leslie F. Foley	Trustee
John D. Gabelli	Trustee
Michael J. Melarkey	Trustee
Robert J. Morrissey	Trustee
Kuni Nakamura	Trustee
Salvatore J. Zizza	Trustee
John C. Ball	President, Treasurer and Principal Financial and Accounting Officer
Peter Goldstein	Secretary and Vice President
Richard J. Walz	Chief Compliance Officer
David I. Schachter	Vice President and Ombudsman

The Issuer’s directors and executive officers can be reached at the Issuer’s business address and phone number set forth in response to Item 2(a) above.

Gabelli Funds, LLC (the “Investment Adviser”) is the investment adviser. The business address of the Investment Adviser is One Corporate Center, Rye, New York 10580-1422. The telephone number of the Investment Adviser is (914) 921-5100.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Questions and Answers About the Exchange Offer,” “Description of the Notes,” “Special Characteristics and Risk of the Notes,” “The Exchange Offer,” “Certain Material Differences Between our Series B Preferred Shares and the Notes,” and “Taxation” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Security Ownership of Certain Beneficial Owners and Management” and “Transactions in Series B Preferred Shares” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Offer to Exchange titled “Transactions in Series B Preferred Shares,” “Agreements Involving the Fund and its Securities,” “Security Ownership of Certain Beneficial Owners and Management,” “Indemnification” and “Certain Material Differences Between our Series B Preferred Shares and the Notes” is incorporated herein by reference.

In addition, the Form of Note attached hereto as Exhibit (d)(1)(iv) and the Share Exchange Agreement, dated as of September 5, 2023, between the Issuer and Bank of America, N.A., attached hereto as Exhibit (d)(6) are incorporated herein by reference in its entirety.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the section of the Offer to Exchange titled “Questions and Answers about the Exchange Offer—What is the purpose of the Exchange Offer?” is incorporated herein by reference.

(b)	Use of Securities Acquired.

Series B Preferred Shares accepted for exchange by the Issuer in the Exchange Offer will be cancelled.

(c)	Plans.

The information set forth in the sections of the Offer to Exchange titled “Questions and Answers about the Exchange Offer—What is the purpose of the Exchange Offer?” and “Proposals and Plans” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

Assuming full participation in the Exchange Offer, tendering shareholders would receive Notes with a total principal value of $20,522,700 upon conversion in the Exchange Offer.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated here by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” and “Transactions in Series B Preferred Shares” is incorporated here by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations.

No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of the Issuer, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation.

See the information set forth in the Offer to Exchange under the caption “Notice to Investors.”

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in the sections of the Offer to Exchange titled “Selected Historical Financial Data,” “Capitalization,” and the financial statements contained in the reports set forth in the section of the Offer to Exchange titled “Incorporation by Reference,” and is incorporated herein by reference.

A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request, by contacting the Issuer by telephone at 800-GABELLI (422-3554) or 914-921-5070, or by written request to The Gabelli Utility Trust, One Corporate Center, Rye, New York 10580-1422.

(b)	Pro Forma Information.

The information set forth in the section of the Offer to Exchange titled “Capitalization” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, regulatory requirements and legal proceedings.

(a)(1) The information set forth in the sections of the Offer to Exchange titled “Transactions in Series B Preferred Shares,” “Security Ownership of Certain Beneficial Owners and Management,” “Agreements Involving the Fund and its Securities” and “Indemnification” is incorporated herein by reference.

(a)(2) Not applicable.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) The Offer to Exchange, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12(a).	EXHIBITS.

Exhibit No.	Document
(a)(1)(i)	Offer to Exchange dated September 6, 2023 is filed herewith.
(a)(1)(ii)	Letter of Transmittal is filed herewith.
(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is filed herewith.
(a)(1)(iv)	Letter to Clients is filed herewith.
(a)(1)(v)	Notice of Guaranteed Delivery is filed herewith.
(a)(5)(i)	Press Release issued on September 6, 2023 is filed herewith.
(b)	Not applicable.
(d)(1)(i)	Third Amended and Restated Agreement and Declaration of Trust of Registrant is incorporated by reference to Exhibit (a)(1) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 19, 2011.
(d)(1)(ii)	Second Amended and Restated Statement of Preferences with respect to the Series B Auction Market Preferred Shares is incorporated by reference to Exhibit (a)(3) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.
(d)(1)(iii)	Statement of Preferences with respect to the 5.375% Series C Cumulative Preferred Shares is incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 2 to Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on May 26, 2016.
(d)(1)(iv)	Form of Note is filed herewith.
(d)(2)	Second Amended and Restated By-Laws of Registrant is incorporated by reference to Exhibit (b)(1) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 19, 2011.
(d)(3)	Form of Investment Advisory Agreement between Registrant and Gabelli Funds, LLC is incorporated by reference to Exhibit 10 to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-14, File No. 333-72983, as filed with the Securities and Exchange Commission on March 31, 1999.
(d)(4)	Mutual Fund Custody and Services Agreement between Registrant and BNY Mellon is incorporated by reference to Exhibit (j) to Post-Effective Amendment No. 2 to Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on May 26, 2016.
(d)(5)(i)	Form of Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 19, 2011.
(d)(5)(ii)	Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(i) to Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on October 18, 2012.
(d)(5)(iii)	Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(ii) to Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on October 18, 2012.
(d)(5)(iv)	Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(iii) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.
(d)(5)(v)	Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(iv) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.

(d)(5)(vi)	Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(v) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.
(d)(5)(vii)	Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(vi) to Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 19, 2016.
(d)(5)(viii)	Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(vii) to Post-Effective Amendment No. 2 to Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on May 26, 2016.
(d)(5)(ix)	Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(viii) to Post-Effective Amendment No. 2 to Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on May 26, 2016.
(d)(5)(x)	Amendment No. 9 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(ix) to Post-Effective Amendment No. 3 to Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on March 15, 2018.
(d)(5)(xi)	Amendment No. 10 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(x) to Post-Effective Amendment No. 3 to Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on March 15, 2018.
(d)(5)(xii)	Amendment No. 11 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xi) to Post-Effective Amendment No. 3 to Issuer’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on March 15, 2018.
(d)(5)(xiii)	Amendment No. 12 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xii) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.
(d)(5)(xiv)	Amendment No. 13 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xiii) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.
(d)(5)(xv)	Amendment No. 14 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xiv) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.
(d)(5)(xvi)	Amendment No. 15 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xv) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.
(d)(5)(xvii)	Amendment No. 16 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xvi) to the Issuer’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.
(d)(5)(xviii)	Amendment No. 17 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xviii) to The Gabelli Dividend & Income Trust’s Tender Offer Statement on Schedule TO (File No. 005- 84324), filed on March 17, 2021.

(d)(5)(xix)	Amendment No. 18 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(r) to Post-Effective Amendment No. 1 to The Gabelli Dividend & Income Trust’s Registration Statement on Form N-2, File Nos. 333-259726 and 811-21423, as filed with the Securities and Exchange Commission on October 5, 2021.
(d)(5)(xx)	Amendment No. 19 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(s) to Post-Effective Amendment No. 1 to The Gabelli Dividend & Income Trust’s Registration Statement on Form N-2, File Nos. 333-259726 and 811-21423, as filed with the Securities and Exchange Commission on October 5, 2021.
(d)(5)(xxi)	Amendment No. 20 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is filed herewith.
(d)(5)(xxii)	Amendment No. 21 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is filed herewith.
(d)(5)(xxiii)	Amendment No. 22 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is filed herewith.
(d)(5)(xxiv)	Amendment No. 23 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is filed herewith.
(d)(5)(xxv)	Amendment No. 24 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is filed herewith.
(d)(6)	Share Exchange Agreement, dated September 5, 2023, between The Gabelli Utility Trust and Bank of America, N.A. is filed herewith.
(g)	Not applicable.
(h)	Not applicable.

ITEM 12(b).	FILING FEES

Filing Fee Exhibit is filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GABELLI UTILITY TRUST

	By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President

Dated: September 6, 2023